Diana E. McCarthy Partner 215-988-1146 Direct 215-988-2757 Fax Diana.McCarthy@dbr.com

October 23, 2017

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Grzeskiewicz

RE:	Northern Institutional Funds (the “Trust” or “Registrant”)

Registration Statement on Form N-14 (File No. 333-220588)

Dear Mr. Grzeskiewicz:

The following responds to the comments we received from you on October 19, 2017, and Kathy Churko on October 10, 2017, regarding the above-referenced Registration Statement on Form N-14 (the “Registration Statement”) filed on September 22, 2017. This filing was made in connection with the reorganization (the “Reorganization”) of the Government Assets Portfolio (the “Acquired Portfolio”) with and into the U.S. Government Portfolio (the “Acquiring Portfolio”). Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them as in the Registration Statement. The disclosure changes described below will be reflected in a filing pursuant to Rule 497.

COMBINED PROSPECTUS/INFORMATION STATEMENT

General

1. Comment: The statutory Prospectus of the Northern Institutional Funds Money Market Portfolios, which includes the Acquiring Portfolio and the Acquired Portfolio, is incorporated by reference into the prospectus/information statement. Please confirm the Acquired Portfolio shareholders will receive a copy of the Acquiring Portfolio’s prospectus.

Response: The Registrant confirms that Acquired Portfolio shareholders will receive a copy of the Acquiring Portfolio’s summary prospectus.

2. Comment: The prospectus/information statement notes a change in accountants. Please confirm whether the change in accountants was disclosed in appropriate filings.

Response: The Registrant confirms that the change in accountants was disclosed in Note 12 to the Portfolios’ semi-annual report to shareholders for the period ended May 31, 2017, as filed on Form N-CSRS with the Commission on July 28, 2017 (Accession No. 0001193125-17-240490) and was also disclosed in the NSAR filing for the annual period ended

November 30, 2016, as filed with the Commission on January 27, 2017 (Accession No. 0001193125-17-021556).

Synopsis - Comparative Fees and Expenses

3. Comment: Please confirm that the expense reimbursement arrangement described in footnote 2 will extend at least one-year from the effective date of the prospectus/information statement.

Response: The Registrant confirms that the expense reimbursement arrangement will extend at least one-year from the effective date of the prospectus/information statement. The disclosure will be revised accordingly.

4. Comment: The gross expenses in Portfolios’ financial highlights do not match the gross expenses provided in the fee table. Please explain the discrepancy.

Response: The expense information in the fee table was restated to reflect current fees due to a fee reduction commitment entered into between the Trust and Northern Trust Investments, Inc., which reduced each Portfolio’s management fee rate to 0.23%, effective April 1, 2017.

PART B

Pro Forma Narrative

5. Comment: Please provide the accounting survivor NAST analysis.

Response: The accounting survivor in the Reorganization should be the Acquiring Portfolio, the U.S. Government Portfolio. The SEC Staff has provided the factors that investment companies should consider in determining which portfolio should be the accounting survivor. See North American Security Trust (pub. avail. Aug. 5, 1994) (“NAST”). The NAST factors are: (1) the funds’ investment advisers; (2) the funds’ investment objectives, policies, and restrictions; (3) the funds’ expense structures and expense ratios; (4) the funds’ asset size; and (5) the funds’ portfolio compositions. The Staff stated in the NAST no-action letter that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) typically will be the fund whose historical performance may be used by the new or surviving fund. Importantly, the Staff did not identify any one factor as having more significance than another. Based on the NAST factors, the Acquiring Portfolio is properly considered the accounting survivor of the Reorganization.

Investment Adviser - Both the Acquired Portfolio and Acquiring Portfolio are, and the Acquiring Portfolio after the Reorganization will be, managed by Northern Trust Investments, Inc.

Investment Objectives, Policies and Restrictions - The Acquiring Portfolio after the Reorganization will continue the Acquiring Portfolio’s investment program after the Reorganization. The Acquired Portfolio and Acquiring Portfolio have identical investment objectives and fundamental investment policies and restrictions, and since October 1, 2016, identical investment strategies.

On October 1, 2016, the Acquired Portfolio changed its principal investment strategy. The prior investment strategy was to invest, under normal circumstances, in a broad range of high-quality, U.S. dollar-denominated government, bank and commercial obligations that are available in the money markets. The Acquired Portfolio’s current investment strategy is to invest, under normal circumstances, substantially all (and at least 99.5%) of its total assets in cash, securities issued or guaranteed as to principal and interest by the U.S. government or by a person controlled or supervised by and acting as an instrumentality of the U.S. government pursuant to authority granted by Congress of the United States or any certificate of deposit of any of the foregoing, and repurchase agreements that are fully collateralized by cash or such securities.

Expense Structures and Expense Ratios – The Acquiring Portfolio after the Reorganization will pay the same management fee paid by the Acquired Portfolio and the Acquiring Portfolio prior to the Reorganization. The Acquired Portfolio currently has a contractual management fee of 0.23%, and the Acquiring Portfolio has, and the Acquiring Portfolio after the Reorganization, will have a contractual management fee of 0.23%. The gross and net expenses of the Acquired Portfolio are 0.26% and 0.25%, respectively, and the gross and net expenses of the Acquiring Portfolio prior to the Reorganization are 0.27% and 0.25%, respectively. Each Portfolio has a contractual expense reimbursement agreement that may not be terminated before April 1, 2019. The Acquiring Portfolio after the Reorganization is expected to have gross and net expenses, after expenses reimbursement of 0.26% and 0.25%, respectively.

Asset Size - At May 31, 2017, the Acquired Portfolio had net assets of $7,364,469 (in thousands) and the Acquiring Portfolio had net assets of $5,936,136 (in thousands). The Acquired Portfolio is larger than the Acquiring Portfolio.

Portfolio Composition - The Acquiring Portfolio after the Reorganization will follow the current investment strategies of the Acquiring Portfolio and the Acquired Portfolio, which are identical.

The accounting survivor following the Reorganization should be the Acquiring Portfolio. The Acquiring Portfolio after the Reorganization will resemble the Acquiring Portfolio prior to the Reorganization with respect to the investment adviser; investment objectives, strategies policies and limitations; expense structures and expense ratios and portfolio composition, with asset size not being a material factor in this case.

6. Comment: In the pro forma narrative, please include a statement that little or no repositioning is expected. This statement appears in Prospectus/Information Statement.

Response: The Registrant will include a statement that little or no repositioning is expected in the pro forma narrative.

EXHIBITS

Tax Opinion

7. Comment: A form of tax opinion was filed as an exhibit to the Registration Statement. Please file the final opinion as an exhibit to the Registration Statement.

Response: The Registrant will file the final tax opinion in post-effective amendment to the Registration Statement on N-14.

* * *

                     Sincerely,

/s/ Diana E. McCarthy

Diana E. McCarthy

cc:	Kathy Churko
K. O’Rourke
J. Del Real